UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K describes recent changes to the Board of Directors of Skyline Builders Group Holding Limited.

Departure of Certain Directors

Hiu Wah Li

Effective on September 18, 2025, Ms. Hiu Wah Li (“Ms. Li”) resigned as an independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating and Corporate Governance Committee of Skyline Builders Group Holding Limited (the “Company”). Ms. Li has indicated her resignation is for personal reasons and not due to any disagreement with the Company.

Ho Wa Cha

Effective on September 18, 2025, Mr. Ho Wa Cha (“Mr. Cha”) resigned as an independent director, chairman of the Nominating and Corporate Governance Committee, member of the Audit Committee and member of the Compensation Committee of the Company. Mr. Cha has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Appointment of Certain Directors

Effective on September 18, 2025, the Board of Directors (the “Board”) of the Company approved the appointments of Dr. Ryno Pretorius (“Dr. Pretorius”) and Mr. Jacob Rowe (“Mr. Rowe”) as independent directors of the Company, to fill the vacancies resulting from the resignations of Ms. Li and Mr. Cha. Dr. Pretorius and Mr. Rowe will each serve as a member of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee, with Dr. Pretorius acting as Chairman of the Compensation Committee, and Mr. Rowe acting as Chairman of the Nominating and Corporate Governance Committee, respectively. Both Dr. Pretorius and Mr. Rowe meet the independence requirements of the Nasdaq Stock Market.

Dr. Ryno Pretorius, aged 39, has over 15 years of experience in process engineering and project management across the minerals, metals, and energy sectors. Since June 2025, Dr. Pretorius has been Chief Executive Officer of Quantum Leap Energy LLC, leading energy isotope production and supply chain development. From November 2024 to March 2025, he was a Pilot Plant Project Engineer and Hydrometallurgy Department Manager at Brimstone Inc., managing the construction and operation of a pilot plant for cement and alumina production. From January 2023 to November 2024, Dr. Pretorius was a Director of Engineering at Magrathea Metals Inc., responsible for engineering projects for magnesium metal production. From 2015 to 2022, he served as a Technical Director and CEO of Free Radical Process Design, overseeing technology commercialization and modular plant projects. From February 2016 to October 2020, he was a Senior Process Engineer at Themtron Scientific, focusing on fluorochemical plant design and project management. From 2011 to 2015, Dr. Pretorius was a Junior Research Engineer at NECSA, where he worked on inorganic fluorine chemical processes and pilot plant operations. Dr. Pretorius obtained his Ph.D. in Chemical Engineering from the University of Pretoria.

Jacob Rowe, aged 26, has experience in business development and engineering management. Since 2025, he has served as Vice President of Business Development and Investor Relations at ASP Isotopes Inc., where he leads efforts to expand U.S. operations, secure strategic partnerships, and develop domestic facilities for isotope enrichment and production. From 2021 to 2025, Mr. Rowe worked as a Mechanical Engineer for the U.S. Department of Defense, focusing on helicopter rotor systems for the H-53K King Stallion and H-53E Sea Stallion, and implementing cost-saving repairs and engineering solutions on key components. Mr. Rowe holds Bachelor of Science degrees in Mechanical Engineering and Quantitative Economics from East Carolina University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: September 18, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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